FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of January, 2006

   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                    Form 20-F  X                Form 40-F
                             -----                       -----

       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                 under the Securities Exchange Act of 1934. )
                         Yes                     No  X
                            -----                  -----

  (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

The press release on completed trial run of Unit 3 of Taicang Power Plant Phase II of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant in English on January 18, 2006.

                              [GRAPHIC OMITTED]

To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
                    Unit 3 of Taicang Power Plant Phase II
                              Completed Trial Run

(Beijing, China, January 18, 2006) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] announces that the 600MW coal-fired generating unit (Unit 3) of Taicang Power Plant Phase II completed the 168 hours full-load trial run on January 13, 2006.

To date, the Company's total generation capacity on an equity basis has increased from 22,253MW to 22,703MW.

Huaneng Power International, Inc. develops, constructs, operates and manages power plants in China nationwide, with a total generation capacity of 22,703MW on an equity basis. The Company wholly owns sixteen operating power plants, and has controlling interests in ten operating power companies and minority interests in four operating power companies. Today, it is one of the largest independent power producers in China.

                                    ~ End ~

For enquiries, please contact:


Ms. Meng Jing / Ms. Zhao Lin                   Mr. Edwin Ng / Ms. Edith Lui / Ms. Christy Lai
Huaneng Power International, Inc.              Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866                   Tel: (852) 2520 2201
Fax: (8610) 6649 1860                          Fax:(852) 2520 2241
Email: ir@hpi.com.cn

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                       HUANENG POWER INTERNATIONAL, INC.



                          By /s/ Huang Long
                             --------------





                          Name:    Huang Long

                          Title:   Company Secretary



Date:    January 18, 2006